DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 OCT -3 A 10:27
OFFICE OF INTER... CORPORATE...

October 2, 2007

VIA COURIER

Securities and Exchange Commission [redacted]
100 F Street N.E.
Washington, D.C. 20549
U.S.A

07027067

SUPPL

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Material change report filed on Sedar on the below stated date pursuant to National Instrument 13-101.
  - September 26, 2007.

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

ADDAX PETROLEUM CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Reporting Issuer:

Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206, Geneva, Switzerland

Registered Office Address:
3400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Canada

ITEM 2 Date of Material Change:

September 25, 2007.

ITEM 3 News Release:

A news release was issued by the Corporation on September 25, 2007 and disseminated through the facilities of CNW Group. The news release was also filed on SEDAR.

A copy of the news release is attached to this Material Change Report as Schedule "A".

ITEM 4 Summary of Material Change:

Addax Petroleum has agreed to acquire Esso Exploration and Production Nigeria-Sao Tome (One) Limited's 40 per cent working interest in Block 1 of the Joint Development Zone (the "**JDZ**").

ITEM 5 Full Description of Material Change:

Addax Petroleum and Esso Exploration and Production Nigeria-Sao Tome (One) Limited have entered into a sale and purchase agreement whereby Addax Petroleum has agreed to acquire Esso Exploration and Production Nigeria-Sao Tome (One) Limited's 40 per cent working interest in Block 1 and, as consideration, to pay US$77.6 million and 2 per cent of Addax Petroleum's share of profit oil produced from Block 1. Completion of the sale and purchase agreement is subject to the approval of the Joint Development Authority of the JDZ.

Block 1 is operated by Chevron, which holds a 45.9 per cent working interest. Block 1 is located approximately 300 kilometres offshore Nigeria in water depths ranging

from 1,600 to 1,900 metres, directly west of JDZ Block 2 and directly north of JDZ Blocks 3 and 4. Block 1 contains the only well drilled to date in the JDZ, Obo-1, which is significant because it encountered hydrocarbons when drilled in 2006. There are no further exploration commitments on Block 1 during the current exploration period.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Mr. David Codd
Chief Legal Officer and Corporate Secretary of Addax Petroleum
+41 22 702 9525

ITEM 9 Date of Report:

September 26, 2007.

Reader Advisory: Forward-Looking Statements

Certain statements in this Material Change Report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "could", "should", "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, the ability to consolidate a JDZ-wide exploration position, the prospectivity of JDZ Block 1 and the ability to satisfy all of the conditions of the JDZ Block 1, including the approval of the Joint Development Authority. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates

and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this Material Change Report is made as of the date of this Material Change Report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this Material Change Report is expressly qualified by this cautionary statement.

SCHEDULE "A"

ADDAX PETROLEUM CORPORATION NEWS RELEASE – SEPTEMBER 25, 2007

Attention Business Editors:

Addax Petroleum announces agreement to acquire interest in deepwater Joint Development Zone

To acquire a 40 per cent working interest in JDZ Block 1

CALGARY, Sept. 25 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE:AXC), today announces that its has agreed to acquire Esso Exploration and Production Nigeria-Sao Tome (One) Limited's 40 per cent working interest in Block 1 of the Joint Development Zone (the "JDZ"). The JDZ lies in the deepwater between Nigeria and Sao Tome and Principe in the Gulf of Guinea which is one of the most prolific petroleum regions in the world.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "This acquisition will expand and consolidate our leading position in this world class exploration region. The addition of Block 1 to our existing interests in JDZ Blocks 2, 3 and 4 is consistent with our strategy that a focused, JDZ-wide exploration campaign will demonstrate the full potential of the region and bring about its earliest development. In that respect, Block 1 is particularly important as it already contains a well which encountered hydrocarbons and has several further prospects. I believe this acquisition to be an important building block in our broader deepwater Gulf of Guinea portfolio that will deliver value to our shareholders and stakeholders."

Addax Petroleum and Esso Exploration and Production Nigeria-Sao Tome (One) Limited have entered into a sale and purchase agreement whereby Addax Petroleum has agreed to acquire Esso Exploration and Production Nigeria-Sao Tome (One) Limited's 40 per cent working interest in Block 1 and, as consideration, to pay US$77.6 million and 2 per cent of Addax Petroleum's share of profit oil produced from Block 1. Completion of the sale and purchase agreement is subject to the approval of the Joint Development Authority of the JDZ.

Block 1 is operated by Chevron, which holds a 45.9 per cent working interest. Block 1 is located approximately 300 kilometres offshore Nigeria in water depths ranging from 1,600 to 1,900 metres, directly west of JDZ Block 2 and directly north of JDZ Blocks 3 and 4. Block 1 contains the only well drilled to date in the JDZ, Obo-1, which is significant because it encountered hydrocarbons when drilled in 2006. There are no further exploration commitments on Block 1 during the current exploration period.

Addax Petroleum continues to hold the largest acreage position in the JDZ, as tabulated below.

<<

	Addax Petroleum's working interest		
Block	%	Acres	Operator
Block 1	40.00%	69,600	Chevron
Block 2	14.33%	24,500	Sinopec
Block 3	15.00%	24,700	Anadarko
Block 4	38.30%	81,100	Addax Petroleum
Total		199,900	

>>

The oil prospectivity of Blocks 2, 3 and 4, but not Block 1, as announced by Addax Petroleum on May 22, 2007, was previously assessed by the Corporation's independent reservoir engineers, Netherland, Sewell and Associates ("NSAI"). NSAI reviewed 18 prospects on Blocks 2, 3 and 4 and estimated unrisked and risked prospective oil resources respectively to be 286 MMbbl and 225 MMbbl attributable to Addax Petroleum's working interest as at December 31, 2006.

The Corporation, along with Sinopec, has contracted the Aban Abraham deepwater drillship to drill up to ten exploration and appraisal wells, commencing during the fourth quarter of 2008, in the JDZ and at OPL291, the Corporation's other deepwater Gulf of Guinea license area.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 123,000 bbl/d for the second quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate'', "believe'', "intend", "expect", "plan", "estimate", "budget'', "outlock'', "may", "could", "should", "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, the ability to consolidate a JDZ-wide exploration position, the prospectivity of JDZ Block 1 and the ability to satisfy all of the conditions of the JDZ Block 1, including the approval of the Joint Development Authority. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations,

Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

END